UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 11-K

_______________

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2018.

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission File Number 1‑10560

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

BENCHMARK ELECTRONICS, INC. 401(K) EMPLOYEE SAVINGS PLAN

B.      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BENCHMARK ELECTRONICS, INC.

56 SOUTH ROCKFORD DRIVE

TEMPE, ARIZONA 85281

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

1.       Statements of Net Assets Available for Benefits as of December 30, 2018 and 2017

2.       Statement of Changes in Net Assets Available for Benefits for the year ended December 30, 2018

3.       Schedule H, line 4a - Schedule of Delinquent Participant Contributions – Year Ended December 30, 2018*

4.       Schedule H, line 4i - Schedule of Assets (Held at End of Year) - December 30, 2018*

EXHIBITS

23    Consent of Independent Registered Public Accounting Firm – Moss Adams LLP

* Other schedules required by section 2520.103-10 are omitted because they are not applicable.

i

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

BENCHMARK ELECTRONICS, INC.
401(K) EMPLOYEE SAVINGS PLAN

By: /s/ Stephen J. Beaver
Stephen J. Beaver, Esq.
Vice President General Counsel
Benchmark Electronics, Inc.

Date: June 28, 2019

ii

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Financial Statements and Supplemental Schedules

December 30, 2018 and 2017

(With Report of Independent Registered Public Accounting Firm)

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of

Benchmark Electronics, Inc. 401(k) Employee Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Benchmark Electronics, Inc. 401(k) Employee Savings Plan (the Plan) as of December 30,  2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 30, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplemental Schedules

The supplemental schedules included in Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 30, 2018 and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 30, 2018 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Denver, Colorado

June 28, 2019

We have served as the Plan’s auditor since 2018.

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 30, 2018 and 2017

	2018	2017

Assets
Investments at fair value	$190,812,649	$210,786,257
Investments at contract value	69,752,453	67,824,222

Receivables:
Employer contributions	243,368	241,839
Participant contributions	256,026	230,738
Other	40,436	57,105
Notes receivable from participants	5,020,195	4,795,549

Total receivables	5,560,025	5,325,231

Net assets available for benefits	$266,125,127	$283,935,710

See accompanying notes to the financial statements.

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 30, 2018

Additions
Investment income (loss):
Interest	$1,208,891
Dividends	1,923,558
Net depreciation in fair value of investments	(19,198,183)

(16,065,734)

Interest income on notes receivable from participants	243,845

Contributions:
Employer	5,704,646
Participant	13,519,086
Rollovers	1,839,524

21,063,256

Total additions	5,241,367

Deductions
Benefits paid to participants	23,004,838
Administrative expenses	47,112

Total deductions	23,051,950

Net decrease in net assets available for benefits	(17,810,583)

Net assets available for benefits:
Beginning of year	283,935,710

End of year	$266,125,127

See accompanying notes to the financial statements.

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

(1)     Description of Plan

The following description of the Benchmark Electronics, Inc. 401(k) Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)     General

The Plan is a defined contribution plan covering all employees of Benchmark Electronics, Inc. (the Company) and the following affiliates of the Company: Benchmark Electronics Huntsville Inc.; Benchmark Electronics Manufacturing Solutions, Inc.; Benchmark Electronics Manufacturing Solutions (Moorpark), Inc.; Secure Communication Systems, Inc.; Tactical Micro, Inc.; Smart Electronics and Assembly, Inc.; and Lark Engineering Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective December 1, 2009, the Plan adopted the Prudential Retirement Prototype Plan (the Prototype Plan).

The Plan is administered by the Company and advised by the board of directors of the Company and the investment committee. Prudential Bank & Trust, FSB is trustee of the Plan, and Prudential Retirement Insurance and Annuity Company (Prudential) is the record keeper.

Effective March 31, 2017, the net assets of the Secure Communication Systems Retirement Savings Plan (the Secure Plan) were merged with and transferred to the Plan. The investments of the Secure Plan, except for the five year guaranteed interest accounts issued by Principal Life Insurance Company (GICs), were liquidated and invested in investments of the Plan with similar investment objectives. The GICs were transferred over at contract value from the Secure Plan and continue to be held by Principal Life Insurance Company (the Custodian). Upon expiration, the GICs are liquidated and invested in the Prudential Guaranteed Income Fund.

(b)     Contributions and Investment Options

Participants may elect to make pre-tax contributions of up to 100% (in 1.0% increments) of their compensation, as defined. Participant contributions will be matched by the Company on a 100% basis, not to exceed 4.0% of a participant’s compensation (referred to as employer matching contributions) upon completion of one year of service. The Company may also elect to make an employer discretionary contribution to all employees employed at the end of the Plan year who have completed 1,000 hours of service during such year. The Company did not make a discretionary contribution during the 2018 Plan year. Certain Internal Revenue Service (IRS) limits may apply to both the participants’ contributions and the employers’ contributions. Eligible participants may also elect to roll over distributions from a former employer’s qualified retirement plan.

Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan currently offers 15 mutual funds, Company common stock and an insurance investment contract as investment options for participants.

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

(c)     Participant Accounts

Each participant’s account is credited with the participant’s contributions and employer matching contributions and an allocation of discretionary employer contributions, if any, and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)     Vesting

Participants are immediately vested in their contributions, employer matching contributions and the actual earnings thereon. Employer elective contributions are 50% vested after two years of service and are 100% vested after three years of service. Participants with Secure Plan matching contributions prior to January 1, 2017 continue to vest in the Secure Plan matching contributions at 20% after each full year of service and are 100% vested after five years of service.

(e)     Notes Receivable from Participants

Upon application by a participant, the Plan administrator may make loans to participants not to exceed 50% of their 401(k) vested balance, with a minimum of $1,000 and a maximum of $50,000, less the participant’s highest outstanding loan balance during the preceding 12 months. Participants’ loans are to be repaid by level monthly payroll deductions of principal plus interest or may be prepaid in full or in part without penalty at any time. The interest rate is set at the prime rate plus 1%. Loan proceeds are reduced by a $95 loan processing fee.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded at December 30, 2018, or 2017. Delinquent loans are treated as distributions based upon the terms of the Plan document.

(f)      Administrative Expenses

Administrative expenses of the Plan are paid partly by the Company and partly by the Plan. Mutual fund redemption fees and investment advisory fees paid by participants are reported in administrative expenses in the accompanying statement of changes in net assets available for benefits. Expenses related to the asset management of the investment funds and recordkeeping services are paid via the expense ratios charged on the investments, which reduce the investment return reported and credited to participant accounts. Consequently, these management fees and operating expenses are reflected as a reduction of investment return for such investments. In addition, the Company incurs certain expenses administering the Plan, which are not included in the Plan’s financial statements.

(g)     Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested value of his/her account, an annuity with various terms and rates or roll the vested balance over to another qualified plan.

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

While employed, a participant may make withdrawals from his or her account balance (as allowed under IRS regulations) subject to certain restrictions as described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates financial hardship.

 (h)    Termination of the Plan

Although the Company has not expressed any intent to terminate the Plan, it may do so as provided by the Plan agreement. In the event of Plan termination, participants will become 100% vested in their accounts.

(2)     Summary of Accounting Policies

(a)     Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the Plan.

(b)     Investment Valuation

Investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). The common stock of the Company and mutual funds are valued at their quoted market price. The investments in pooled separate accounts are valued based upon the quoted market values of the underlying assets.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividends are recorded as earned. Net depreciation includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.

(c)     Concentration of Investments

The Plan’s investment in shares of the Company’s common stock represented 3.2% and 4.0% of the Plan’s net assets as of December 30, 2018 and 2017, respectively. The Company has been in operation since 1981 and is listed on the New York Stock Exchange.

(d)     Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

(e)     Payment of Benefits

Benefits are recorded when paid.

(f)      Recent Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. ASU No. 2018-13 modifies the disclosure requirements for fair value measurements in Topic 820, Fair Value Measurement. ASU No. 2018-13 is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. Management is currently assessing the impact that ASU No. 2018-13 will have on the Plan’s financial statements.

(3)     Benchmark Electronics, Inc. Common Stock

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. Effective December 14, 2018, the Benchmark Electronics, Inc. Common Stock Fund was frozen.

(4)     Guaranteed Income Investment Contracts

The Plan’s investment in the Guaranteed Income Fund (GIF) is an evergreen group annuity contract issued by Prudential, which is a fully benefit-responsive investment. Contract value represents net contributions plus interest at the contract rate, less funds used to purchase annuities and pay administrative expenses by Prudential. The issuer is contractually obligated to repay the principal at a specified interest rate that is guaranteed to the Plan. The GIF’s interest rates are adjusted to market semi-annually. The minimum crediting rate under the GIF contract is 1.50%. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The guarantee is based on Prudential’s ability to meet its financial obligations from its general assets. Prudential’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events that might limit the ability of the Plan to transact at contract value with the contract issuer include the following:

•     Plan termination of the contract;

•     Plan termination or merger;

•     Company layoffs;

•     Company mergers;

•     Bankruptcy of the Company.

In the case of these events, Prudential reserves the right to settle within 90 days or over time as specified in the group annuity contract. The Company has made no such plans for the near future. No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

The contract includes a pool transfer limitation (the deferral provision). Prudential has the contractual right to defer a transfer or distribution. If total distributions and transfers from the contract’s pool

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

exceed 10% of the pool’s balance as of January 1 in any one calendar year, the distribution or transfer may be deferred by Prudential. During a deferral provision, any amount deferred will continue to receive credited interest. Retirement, termination, death or disability distributions, hardship withdrawals, and distributions required by Code section 401(a)(9) payable from the guaranteed income fund will be paid and not deferred. The deferral provision was not invoked in 2018 or 2017.

The Plan’s investment in the GICs cannot be sold to a third party; thus the only option to exit the GICs is to withdraw or transfer the funds prior to maturity for an event other than death, disability, termination or retirement; however, there is a possible surrender charge when funds are withdrawn prior to their maturity. Therefore, the GICs investment is not fully benefit responsive. The Custodian is contractually obligated to repay the principal and a guaranteed interest rate, as determined by the Custodian. The guarantees made with regard to the guaranteed interest account are supported by the general account of the Custodian. The investment represents contributions, plus earnings, and charged for participant withdrawals and administrative expense, if any. The investment is included in the financial statements at contract value, which, as of December 30, 2018 and 2017, approximated fair value. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value.

(5)     Federal Income Tax Exemption

The IRS has determined and informed Prudential by a letter dated April 29, 2014, that the Prototype Plan and related trust are designed in accordance with Section 401(a) of the Internal Revenue Code of 1986, as amended (IRC), and, accordingly, are entitled to an exemption from federal income taxes under the provisions of Section 501(a) of the IRC. The Plan has been amended since the opinion letter was received. The Plan administrator believes that the Plan, as amended, is designed, and is currently being operated, in compliance with the appropriate IRC sections. Management has evaluated the Plan’s tax positions and has concluded that, as of December 30, 2018, the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress.

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

(6)     Reconciliation of Financial Statements to Form 5500

Reconciliation of the net assets available for benefits reported in the accompanying statements to the net assets available for benefits reported per the Form 5500 as of December 30, 2018 and 2017 is as follows:

	2018	2017
Net assets available for benefits
reported per the Form 5500	$265,625,733	$283,463,133
Adjustment in employer contributions receivable	243,368	241,839
Adjustment in participants contributions receivable	256,026	230,738
Net assets available for benefits
reported in the accompanying statement	$266,125,127	$283,935,710

Reconciliation of the changes in net assets available for benefits reported in the accompanying statement to the net changes in net assets available for benefits reported per the Form 5500 for the year ended December 30, 2018 is as follows:

Net decrease in net assets available for benefits
reported per the Form 5500	$(17,837,400)
Adjustment in contributions from employer	1,529
Adjustment in contributions from participants	25,288
Net decrease in net assets available for benefits
reported in the accompanying statement	$(17,810,583)

(7)     Party-in-Interest Transactions

The Plan engages in investment transactions with funds managed by Prudential Retirement Insurance and Annuity Company and Prudential Investments LLC. These companies are all affiliated with Prudential Financial Inc., which is the parent company for Prudential Bank & Trust, FSB, the trustee. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and IRC.

Certain plan investments are managed by the Custodian of the Plan and or affiliates of the Custodian and therefore, these transactions qualify as party-in-interest transactions, which are also exempt under ERISA.

The Plan invests in shares of the Company’s common stock. As the Company is the sponsor of the Plan, these transactions qualify as party-in-interest transactions, which are also exempt under ERISA.

During 2017, the Company failed to transmit certain participant contributions to the Plan within the time period prescribed by ERISA, which constitute prohibited transaction under ERISA section 406, regardless of materiality. As a result, the Company reimbursed the Plan for lost earnings associated with delinquent participant contributions in April 2019.

During 2018, the Company failed to transmit certain participant contributions to the Plan within the time period prescribed by ERISA, which constitute prohibited transactions under ERISA section 406, regardless of materiality. The Company transmitted the delinquent participant contributions to the Plan in 2019 and is in the process of calculating lost earnings due to the participants. The Company intends to fund the lost earnings in 2019.

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

(8)     Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(9)     Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are described below:

Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2    Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

•     Quoted prices for similar assets or liabilities in active markets;

•     Quoted prices for identical or similar assets or liabilities in inactive markets;

•     Inputs other than quoted prices that are observable for the asset or liability;

•     Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3    Inputs that are unobservable and significant for the asset or liability.

The Plan’s valuation methodology used to measure the fair values of the mutual funds and common stocks were derived from quoted market prices and are classified as Level 1 investments. The fair value of the pooled separate accounts invested in mutual funds are based on the mutual fund’s net asset values (NAV) as a practical expedient and are not classified in the fair value hierarchy. There have been no changes in the methodologies used at December 31, 2018 and 2017.

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

The Plan’s investments at fair value, set forth by level within the fair value hierarchy, were as follows:

	As of December 30, 2018
	Level 1	Level 2	Level 3	Total

Mutual funds	$139,332,296	$-	$-	$139,332,296
Common stocks	8,562,944	-	-	8,562,944
	$147,895,240	$-	$-	147,895,240

Pooled separate accounts measured at NAV				42,917,409
Investments at fair value				$190,812,649

	As of December 30, 2017
	Level 1	Level 2	Level 3	Total

Mutual funds	$152,101,326	$-	$-	$152,101,326
Common stocks	11,222,057	-	-	11,222,057
	$163,323,383	$-	$-	163,323,383

Pooled separate accounts measured at NAV				47,462,874
Investments at fair value				$210,786,257

(10)   Subsequent Event

Effective January 1, 2019, the Plan was amended to allow Roth (after-tax) participant contributions and to remove the one year of service requirement for matching contributions. As of January 1, 2019, the Company will begin matching all participant contributions equal to 100%, not to exceed 4% of a participant’s compensation, as defined.

BENCHMARK ELECTRONICS, INC.
401(k) EMPLOYEE SAVINGS PLAN

Employer Identification Number (74-2211011) - Plan Number (001)

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

Year Ended December 30, 2018

Participant Contributions
Transferred Late to Plan		Total that Constitute Nonexempt Prohibited Transactions
Total Fully Corrected
Under Voluntary
			Contributions Corrected	Contributions Pending	Fiduciary Correction
Check here if			Outside Voluntary	Correction in Voluntary	Program and Prohibited
Late Participant Loan		Contributions Not	Fiduciary Correction	Fiduciary Correction	Transactions Exemption
Repayments are included:		Corrected(2)	Program(1)	Program	2002-51
Years

2017	$-	4,293.71	536.37	-	$-

2018	$-	970.55	-	-	$-

(1) Represents non-timely transfer of participant contributions to the Plan in 2017 of $495.10 and lost earnings related to the non-timely transfer of $41.27, which were discovered subsequent to the filing of the December 30, 2017 audited financial statements. The Company transmitted untimely contributions into the Plan on October 30, 2017. The Company transmitted lost earnings into the Plan in April 2019 related to the August 15, 2017 contributions made on October 30, 2017.

(2) Represents non-timely transfer of participant contributions to the Plan in 2017 and 2018 of $4,293.71 and $970.55, respectively. The untimely contributions into the Plan related to the December 29, 2017 and December 31, 2018 contributions made on January 16, 2018 and February 8, 2019, respectively.

See accompanying report of independent registered public accounting firm.

	BENCHMARK ELECTRONICS, INC.
	401(k) EMPLOYEE SAVINGS PLAN

	Employer Identification Number (74-2211011) - Plan Number (001)

	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

	December 30, 2018
			(e)
	(a) (b)	(c)	Current
	Identity of issuer	Description of investment	value

	Capital Research and Management Company	American Funds Europacific Growth Fund®, Class R-4	$22,163,684

*	Prudential Investments LLC	Prudential Total Return Bond Fund, Class Z	22,290,519

	Artisan Partners Holdings LP	Artisan Mid Cap Value Fund, Institutional Class	14,777,896

	Legg Mason Partners Fund Advisor, LLC	Clearbridge Large CAP Growth, Class I	16,332,452

	J.P. Morgan Investment Management Inc.	JPMorgan Growth Advantage Fund, Class R5	13,584,435

	Massachusetts Financial Services Company	MFS® Value Fund, Class R-4	11,910,083

	JPMorgan Investment Advisors, Inc.	JPMorgan Small Cap Equity Fund, Select Class	11,599,968

	Hartford Funds Management Company, LLC	Hartford Balanced Income Fund, Class R-5	8,681,127

	American Century Capital Portfolios, Inc.	American Century Small Cap Value Fund, Institutional Class	5,303,758

	OppenheimerFunds, Inc.	Oppenheimer Developing Markets Fund, Class Y	2,714,357

	The Vanguard Group, Inc.	Vanguard Mid-Cap Index Fund Admiral Shares	2,158,252

	The Vanguard Group, Inc.	Vanguard Small-Cap Index Fund Admiral Shares	2,148,616

	Kayne Anderson Rudnick Investment Management, LLC	Virtus Kar Small Cap Growth Fund, Class I	5,667,149

		Total Mutual Funds	139,332,296

*	Prudential Retirement Insurance and Annuity Company	Dryden S&P 500® Index Fund	36,190,631

*	Prudential Retirement Insurance and Annuity Company	Prudential Day One IncomeFlex® Target Balanced Fund	6,726,778

		Total Pooled Separate Accounts	42,917,409

*	Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund	68,918,380

*	Principal Life Insurance Company	Guaranteed Interest Accounts	834,073

		Total Guaranteed Income Funds	69,752,453

*	Benchmark Electronics, Inc.	Benchmark Electronics, Inc. Common Stock Fund	8,562,944

*	Participants	Notes receivable from participants (rates range from
		4.25% to 9.5% at December 30, 2018)	5,020,195

		Total investments and notes receivable
		from participants (Held at End of Year)	$265,585,297

	Cost information omitted as all investments are participant directed.

*	Represents party-in-interest transactions.

	See accompanying report of independent registered public accounting firm.